SECURITIES AND EXCHANGE COMMISSION

Washington.  D.C. 20549

__SCHEDULE 13D__

(Rule l3d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CAMFLO INTERNATIONAL INC.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

_133659

(CUSIP Number)

Alan G. Crawford

938 Howe Street, #703,

Vancouver, British Columbia, Canada  V6Z 1N9

____________Telephone: (604) 837-9484_____________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

___________________June 28, 2003____________________

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.  133659_______________________________________________________

1.    NAME OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alan G. Crawford       IRS ID Number or SSA Number = not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]

                                                                     (b) [  ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: __PF__

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Canadian

NUMBER OF                  7.       SOLE VOTING POWER

SHARES                              434,136

BENEFICIALLY               --------------------------------------------------

OWNED BY                   8.       SHARED VOTING POWER

EACH                                Nil

REPORTING                  --------------------------------------------------

PERSON                     9.       SOLE DISPOSITIVE POWER

WITH                                434,136

                           --------------------------------------------------

                           10.      SHARED DISPOSITIVE POWER

                                    Nil

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 434,136

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l):           _12.3%__

(3,536,666 OUTSTANDING)

14.   TYPE OF REPORTING PERSON:                                     ____IN___

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  133659_______________________________________________________

Item 1.  Security and Issuer

Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Alan G. Crawford with respect to the common shares without par value (the "Common Shares") of Camflo International Inc., a Yukon, Canada corporation, with its principal offices located at 938 Howe Street, #703, Vancouver, British Columbia, Canada  V6Z 1N9(the "Issuer"), remains in full force and effect.

Item 2.  Identity and Background

        (a) This Schedule 13D is filed on behalf of Alan G. Crawford

     (b) Mr. Crawford’s business address is:

938 Howe Street, #703, Vancouver, British Columbia, Canada   V6Z 1N9.

(c)Mr. Crawford is a Director of the Issuer.

     (d) During the last five years Mr. Crawford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Crawford has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of,

         or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Crawford is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

         The source for all acquisitions has been personal funds.

                               Cost

                   No. of       Per       Total  _____Canadian Trading Status

Type                Shares    Share        Cost  Free Trading   Escrow Shares

Alan G. Crawford (person)

Private Purchase   134,138  CDN$0.45   CDN$60,362      134,138        nil

Market Purchase      0          0.00      $    0             0        nil

Debt Settlement    299,998     $0.12      $36,000      299,998        nil

Total              434,136

CUSIP No.  133659_______________________________________________________

Item 4.  Purpose of Transaction

         Mr. Crawford has acquired all his Common Shares of the Issuer for investment purposes.

Item 5.  Interest in Securities of the Issuer

         Mr. Crawford may be deemed to beneficially own an aggregate of

         434,136 Common Shares of the Issuer's, representing approximately

         12.3% of the total Common Shares deemed outstanding (3,535,666).

         Mr. Crawford owns of record 434,136 shares of Common Stock, as to which he possesses sole voting and disposition power.

Item 6.  Contracts, Arrangements, Understandings or Relationships with

         Respect to Securities of the Issuer

         None

Item 7.  Material to be Filed as Exhibits

         None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      June 28, 2003

                                                           /s/Alan G Crawford

                                                                  (Signature)

                                                              Alan Crawford

                                                                 (Name/Title)

Attention:  Intentional  misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).